Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        The Emerging Germany Fund Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290913102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 22, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  290913102                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1,403,950
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1,403,950
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  1,403,950
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              10.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  290913102                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  659,000
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      659,000
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  659,000
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              4.7%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock of The Emerging Germany Fund Inc.(the "Fund"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended
(the "Investment Company Act"). The principal executive offices of the Fund are located at 4 Embarcadero Center, San Francisco, California 94111.
	William S. Stack, President
	Barbel Lenz, Vice President
	Caroline M. Hirst, Treasurer
	Robert J. Goldstein, Secretary

ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Advisors"), who are Registered Investment Advisors, One West Pack Square, Suite 777,
Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	     Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

                  The shares of Common Stock held by the Advisors were acquired for the purpose of investment in the ordinary course of business. The level of the discount of the Fund's stock trading price from the Fund's NAV has been a significant factor in the Advisors decision to purchase shares and the Advisors support actions which would eliminate this discount. With a view to maximizing the return on investment in the shares, the Advisors support possible actions that could be taken if the discount remains at current levels. Such actions include, but are not limited to, urging the board of the Fund to initiate the process of open-ending the Fund, urging the board of the Fund to commence an issuer tender offer or other repurchase program, urging the board of the Fund to partition the Fund into closed-end and open-end components, or urging the board of the Fund to liquidate the Fund. The Advisors may also consider buying or selling shares of the Fund if,in the sole discretion of the Advisors, they believe it advisable. While the Advisors will not solicit proxies, participate in a proxy contest, or be part of any group participating in a proxy contest, they might give proxies in support of any proposal that, in the sole discretion of the Advisors, might reduce the discount in the Fund's trading price. As passive investors, it is the intention of the Advisors to return to filing Schedule 13G's in the near future.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated March 16,1998, relating to the 1998 Annual Meeting of Stockholders states that, as of the close of business on March 6, 1998, there were 14,008,334 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Advisors are the beneficial owners of 2,062,950 shares of Common Stock, which constitute approximately 14.7% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) During the last sixty days, the following shares of Common Stock were sold on the New York Stock Exchange:



 Date              Number of Shares Sold             Price Per Share
- -------            --------------------------               ---------------
6/16/98		-3600			14.3125
6/12/98		-3700			14.1875
6/11/98		-1900			14.9375
5/29/98		-800			14.875
5/5/98		-1000			14.1875




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

	    On April 8, 1998, the Fund filed a lawsuit titled The Emerging Germany Fund, Inc., v. Phillip Goldstein, Opportunity Partners L.P., Kimball & Winthrop, Inc., Ronald Olin and Deep Discount Advisors, Inc.,
98 Civ.2508(S.D.N.Y.) (DC). The lawsuit alleges, among other things that Olin and Deep Discount Advisors, Inc. were part of a "Group" with the other defendants such that all of the defendants were required to file a Schedule 13D at least by the third week of March. The lawsuit further alleges that Olin, Deep Discount Advisors, Inc. and the other defendants sought to wage an unregulated proxy contest, in violation of the federal securities laws.
	     Olin and Deep Discount Advisors, Inc. deny all of the allegations against them in the lawsuit, and have filed a motion to dismiss all of the claims against them. In particular, Olin and Deep Discount Advisors, Inc. deny that they have any obligation to file a
Schedule 13D, as Olin and Deep Discount Advisors, Inc. remain eligible to file a Schedule 13G. Olin and Deep Discount Advisors, Inc. further deny that either is part of a "group" with any of the other defendants.
	     A true and correct copy of the complaint filed by the Fund is attached as Exhibit 1 hereto.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24,1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary

                                   EXHIBIT A

                  The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777,
Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address   	 Principal Occupation
- ----------------    		--------------------
Ronald G. Olin		Investment Advisor
Sandra D. Olin		Director
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	Investment Advisor
William A. Clark		Investment Advisor
Ralph D. McBride	Attorney

                               EXECUTIVE OFFICERS


Name and Address                  Principal Occupation
- ----------------                	  --------------------
Ronald G. Olin		Investment Advisor
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	Investment Advisor
William A. Clark		Investment Advisor


               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

                  The following shareholders and/or partners may be deemed to control the Advisors:

Ronald G. Olin

				EXHIBIT 1


UNITED STATES DISTRICT COURT
    SOUTHERN DISTRICT OF NEW YORK


    THE EMERGING GERMANY FUND,
    INC.,

               Plaintiff,

          v.

    PHILLIP GOLDSTEIN, OPPORTUNITY
    PARTNERS L.P., KIMBALL &
    WINTHROP, INC., RONALD OLIN and
    DEEP DISCOUNT ADVISORS, INC.,

               Defendants,

    )))))))))))))
    98 CIV. __________



    COMPLAINT




     Plaintiff, The Emerging Germany Fund, Inc. (the "Fund"), by its attorneys, Shaw Pittman Potts & Trowbridge, for its Complaint against defendants, alleges as follows:
                      JURISDICTION AND VENUE
          1. This Court has jurisdiction over the subject matter of this action under section 27 of the Securities Exchange
    Act of 1934 (the "1934 Act") and section 1331 of Title 28 of the United States Code.
          2.   Venue is proper in this District under 15 U.S.C. S
    78 (a) (a) and 28 U.S.C. S 1391.
                              PARTIES
          3. The Fund is a closed-end fund, organized under the laws of the State of Maryland, having its principal place of business in San Francisco, California and registered under the Investment Company Act of 1940, as amended. The Fund engages in the business of buying and selling securities of companies doing business in Germany and several other European countries. Common stock issued by the Fund is registered under section 12(b) of the 1934 Act and trades on the New York Stock Exchange under the ticker symbol FRG. There are 14,008,334 shares of the Fund's common stock outstanding.
          4. Defendant Phillip Goldstein is the President of defendant Kimball & Winthrop, Inc. and resides in Pleasantville,
    New York.
          5. Defendant Opportunity Partners L.P. is a limited partnership with its principal place of business in Pleasantville, New York. Opportunity Partners L.P. is a shareholder of the Fund. Upon information and belief, as of March 6, 1998, Opportunity Partners L.P. beneficially owned at least 66,500 shares of the Fund's common stock, which constituted nearly .5 percent of the total shares of the Fund's outstanding common stock.
          6. Defendant Kimball & Winthrop, Inc. is the general partner of defendant Opportunity Partners L.P.
          7.   Defendant Ronald Olin is President of Deep
    Discount Advisors, Inc. and resides in Asheville, North Carolina.
          8. Defendant Deep Discount Advisors., Inc. is an investment advisor registered with the Securities and Exchange Commission ("SEC") and has its principal place of business in Asheville, North Carolina.
                           INTRODUCTION
          9. This action challenges a concerted scheme perpetrated by the named defendants and certain others to wage an unregulated proxy contest for control of a New York Stock
    Exchange company. The purpose of this ongoing scheme is to effect a fundamental change in the direction of the Fund by forcing the Fund to convert from a closed-end fund to an open-end fund and provide defendants the opportunity to make a quick profit at the expense of other shareholders.
          10. The Fund was established as a closed-end fund for good and valid business reasons. The closed-end nature of the Fund allows the portfolio to be managed free of the obligation of having to meet redemption requests on a moment's notice. This enhances the Fund's ability to invest in securities that the Fund manager believes offer good long-term value or are less liquid.
          11. In promoting their scheme to open-end the Fund, defendants and certain others have intentionally evaded the proxy rules and beneficial ownership disclosure rules in order to conceal material facts from the Fund's shareholders and management and further their own short-term interests in derogation of the other shareholders' interests. Integral to defendants' scheme has been the use of an Internet chat room.
          12. The defendant's use of the chat room forum has significantly advanced defendants, illegal scheme by allowing them to communicate using aliases. The chat room postings have also contained numerous false and misleading statements, not only about the defendants, identities, but also their intentions and the 'Wisdom of opening the Fund.
          13. Defendants have sought to benefit from an unlevel playing field resulting from the Fund's compliance with applicable SEC proxy solicitation and disclosure rules.
            ALLEGATIONS COMMON TO ALL CLAIMS FOR RELIEF
    1.         The Difference Between Closed-End and Open-End Funds
          14. Both open-end and closed-end funds take the pooled capital invested by shareholders and invest it in securities. Investors it an open-end fund buy shares from the open-end fund or tender their shares to the open-end fund for redemption. The open-end fund stands ready to offer to sell shares or to redeem ,shares at their current net asset value on a continuing basis.
    Shares of open-end funds are not traded on securities exchanges.
    The total assets of an open-end fund rise or fall on a daily basis, depending on whether investors are buying shares or presenting shares for redemption and depending on performance of the securities in which the fund invests.
          15. With closed-end funds, by contrast, investors buy their shares in an initial public offering, or in a subsequent offering. A closed-end fund does not stand ready to sell additional shares or to redeem outstanding shares.,as an open-end fund does. Instead, shares of the closed-end fund are traded on a securities exchange, and the assets of the fund are unaffected by purchases or sales of shares on the market. The share price fluctuates according to investor sentiment and the law of supply and demand.
    2.         The Upcoming Shareholders Meeting of the Fund
          16. The Fund filed its definitive proxy materials with the SEC on March 16, 1998, and began mailing such materials to shareholders on that date. The materials included the Fund's
    Notice of Annual Meeting of Stockholders which notified the shareholders of the Fund's annual meeting to be held April 27, 1998. The only items on the agenda were the election of four of the Fund's ten directors and the appointment of Coopers & Lybrand as the Fund's accountant.
          17. In view of the activities undertaken by defendants and others described herein, and in order to ensure that shareholders receive truthful and complete information about any proposals to be put forward at the next shareholders meeting, the Board, on April 6, 1998, withdrew the notice previously given for the Fund's 1998 annual meeting of stockholders which was scheduled for April 27, 1998 until the meeting can be rescheduled.
    3.         Phillip Goldstein -- A Closed-End Fund Raider
          18. Goldstein, using Opportunity Partners L.P. as his vehicle, has taken positions in more than 100 closed-end funds.
    His modus operandi is to take positions in closed-end funds whose share prices are trading at a discount to net asset value. He then seeks to "open" the fund -- that is, to force management to convert the fund into an open-end fund. When the share price rises to equal the fund's net asset value, Goldstein sells his shares for a quick profit.
          19. Goldstein has led the charge to open a number of closed-end funds over the last several years. In these contests, he has often teamed up with others such as Karpus Management, Inc. He and Karpus Management, Inc. recently combined forces to wage an unsuccessful proxy battle to open Bull & Bear U.S.
    Government Securities Fund.
          20. The February 1998 edition of Worth magazine reported that Goldstein stays in close touch with many of the leading closed-end fund institutional investors. In that article, Goldstein is quoted as follows: "If I'm going to take on a fund, I want to know I've got the support of major shareholders."
          21.  In a February 2, 1998 Fortune magazine article,
    Goldstein is quoted as likening his and others' efforts to open closed-end funds to the "French Revolution" while smugly observing that "[t]hese managers don't even realize their heads are resting on the guillotines.11
    4.         The Goldstein-Led Conspiracy to Solicit Fund Proxies in
              Violation of Law
     a.        The Closed-End Funds Chat-Line
          22. There exists on the Internet a discussion group known as the Closed-End Funds Discussion Forum of the Internet Closed-End Funds Investor Internet-Site (the "Chat-Line"). The Internet address of the Chat-Line is: http://www.linkindia.com/icefi/wwwboard/index.html. The Chat-Line describes itself as "a public forum for discussing specific closed-end funds or general issues related to investing in closed-end funds." The Chat-Line is publicly available to any user of the Internet. A user of the Internet may use any number of search engines to find material relating to the Fund and is able to find direct links to discussions relating to the Fund in the Chat-Room.
     b.        Using the Chat-Line to Evade Proxy Solicitation
              Laws and Rules
          23. In March 1998, Goldstein knew that to convert the Fund to an open-end fund requires either (a) the support of a majority of the shareholders if two-thirds of the directors recommend opening the Fund, or (b) the support of 75% of the shareholders if two-thirds of the directors do not recommend opening the Fund. During March 1998 and continuing to the present, Goldstein and others set about the task of getting the votes necessary to open the Fund. To that end, and without complying with the proxy rules of the SEC, Goldstein used the Chat-Line to solicit proxies. These unlawful solicitations have denied shareholders the benefit of full and fair disclosure and the protections of the SEC's proxy rules.
          24. On March 22, 1998 at 3:54 p.m., a Chat-Line participant using the name "Gordon Gecko's Frustrated Twin" posted a message entitled "Turn this Frog (FRG) into a Prince".
    (As noted above, FRG is the ticker symbol for the Fund.) In that posting, Gordon Gecko's Frustrated Twin stated that he held
    42,600 shares of the Fund and complained that nobody had stepped forward to lead a proxy fight to make the Fund an open-end fund.
    In particular, he wrote:

          "[I]t is hard to free-ride with 42,600 shares of [the Fund] when NOBODY IS DOING
              ANYTHING!!! We can all add up the votes, yet
              NOTHING IS HAPPENING!!! . . . Nobody has even submitted a shareholder proposal for the annual meeting. What is going on here. When
              I left for the Caribbean a few weeks ago, I thought I would return to find a nice friendly blue proxy to vote against the creeps at (the Fund]. Yet I have found
              NOTHING! Come on guys. Get Creative! This one is a slam dunk, but someone has to pick up the ball!"

          25.  An hour later, at 4:45 p.m. on March 22, Goldstein
    responded to Gordon Gecko's Frustrated Twin with a posting, entitled "FRG, I'm Thinking, I'm Thinking":
          "You are right but everyone has to play his
              part to the best of his ability.  Free
              riding's one thing but I don't want to be
              Gary Cooper facing the bad guys alone while
              everyone else runs for cover.  Either you are
              with me or you're against me, big guys. (I
              know you're there, Gordo, but you're not
              enough)[.] I need to know that enough large
              holders will vote their shares IN THE,
              INTEREST OF THEIR CLIENTS!   . . . . "

          26. At 6:11 p.m. on March 22, 1998, a Chat-Line participant using the name "Lennyb" posted a message in response to Gordon Gecko's Frustrated Twin's posting of the same day. In his message, Lennyb explained that to open the Fund would require 75% of the votes and that it is hard to get that many votes even with board support. Lennyb then opined that the shareholders favoring an open-end fund might be able to get representation on the board if someone wanted to spend $50,000 to $100,000.
          27. A little over an hour later, at 7:26 p.m., Goldstein responded to Lennyb, disagreeing with his view that, it would be difficult and costly to obtain board representation and open the Fund. Goldstein explained how shareholders favoring an open-end fund could wage a proxy battle cheaply by evading the federal securities laws. Those laws require a person communicating to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy to file a proxy statement with the SEC and to provide a copy of the statement to any shareholder from whom he solicits a proxy.
    Goldstein wrote:

          "My boy, you have to start thinking outside
              the box.  There is more than one way to skin
              a fat cat management.  Ponder this: 1. I
              don't believe a self-tender offer requires a
              stockholder vote. 2. Rule 14a-1(1)(2)(i)
              states that if a proxy is furnished to a
              stockholder at his unsolicited request, no
              solicitation has occurred -- which means that
              there is no filing requirement. 3. Rule 14a-2(b)(2)
              exempts solicitations made to ten or
              fewer persons from the filing requirements.
              Now, care to rethink your analysis? . . . . "

          28.  At 9:04 p.m. on March 22, Lennyb replied to
    Goldstein. Lennyb stated that he had checked Goldstein's securities law analysis and that Goldstein was correct. Lennyb then pointed out that four large institutional shareholders of the Fund (Deep Discount, Bank Berlin, FMR and Lazard Freres) together hold 48% of the Fund. Lennyb then suggested that with the support of the next highest institutional shareholder, the open-end supporters could get close to the 75% needed. Lennyb "guessed" that for purposes of determining whether the ten persons or fewer exemption applies, "a person making the solicitation would not count among the 10 listed."
          29. At 4:20 a.m. on March 23, 1998, PTFTrader entered the Chat-Line discussion of how to evade the SEC proxy rules with a posting entitled "Unsolicited requests for votes." PTFTrader stated that "a public notice of what resolution was being voted on by the chosen voters and directions on how an unsolicited copy of the proposed resolution could be obtained might clear technicalities."
          30. A few minutes later, at 4:49 on the morning of March 23, 1998, "Gordon Gecko" (not to be confused with Gordon Gecko's Twin Brother) joined the Chat-Line discussion of the Fund. In a posting headed "Do it Now!" in response to Goldstein's "FRG, I'm Thinking, I'm Thinking", Gordon Gecko urged Goldstein to lead the charge to open the Fund. He stated:
          "The circles I travel in suggest there are a whole lot of positions (and votes) around my size that have been accumulated over the last
              6 to 8 months. Also, most of the really big players have signaled their support one way or the other. There are reasons I can't do it myself, or identify myself, but if I could, I would. It sounds like you know how to do it cheaply. Do it Now."

          31. At 6:30 a.m. on March 23, 1998, Goldstein responded to PTFTrader's "Unsolicited request for votes" posting by giving further counsel on how to evade the SEC proxy solicitation rules. Goldstein wrote:

          "The purpose of the proxy filing and
              disclosure requirements is to insure that shareholders who are solictated (sic] are able to cast an informed vote on matters to be presented at the meeting. If a shareholder who is not solicited nevertheless learns that another stockholder will be presenting a matter for a vote, and wishes to give the latter his proxy, he may ask the latter to deliver a form of proxy which he may elect to sign and give the latter to be voted at the meeting. This makes sense because otherwise the requesting stockholder would be effectively disenfranchised."

          32.  At 7:39 a.m. that same morning, Lennyb made a
    posting entitled "Trying to Facillitate (sic)". Responding to Gordon Gecko's "Do It Now" posting, Lennyb suggested that the supporters of the open-end proposal "just send Phil (Goldstein] a blank proxy or whatever." He then queried, "What is the worst that can happen?"
          33.  At 10:46 a.m. on March 23, 1998, Gordon Gecko
    replied to Lennyb's "Trying to Facillitate (sic]" posting. In this posting, entitled "Figuring out how to win", Gordon Gecko concurred with Lennyb that supporters should send their proxie's to Goldstein and opined that "if Phil is able to receive proxies, he will receive a lot." He cautioned, however, that Goldstein 11might get in trouble if he appears to be soliciting proxies by explaining how easy it is for him to receive them from some of us
    . . . . . "
          34. Four minutes later, at 10:50 a.m., "Arby 311 entered the discussion, asking "who do we ask for a form of proxy?"
          35. Nine minutes later, at 10:59 a.m., Gordon Gecko posted another message. In this message, entitled "Clarifying my posting", he sought to "clarify" his "Figuring out how to win" message of a few minutes earlier. He wrote:
          "As I reread my post, I realize it may have been confusing[.] What I am saying is that someone needs to clearly spell out how to get unsolicited proxies delivered to Phil, particularly if they are held in street name at brokers. I don't understand how to do that to support someone like Phil who may not be soliciting my proxy but who can accept it, if offered."

          36. At 2:46 p.m. on March 23, 1998, Goldstein posted a message entitled "Half-assed Legal Advice" in response to Gordon Gecko's "Clarifying my posting" message. Clearly demonst rating his consciousness of his wrongdoing in soliciting proxies from more than ten shareholders without filing a proxy statement in violation of Section 14(a) of the 1934 Act, Goldstein disingenuously denied such wrongdoing. He declared: "I am not soliciting and will not solicit proxies from more than 10 persons without filing a proxy statement with the SEC." Goldstein thereupon proceeded to solicit votes from all shareholders of the Fund who might see his posting (which could be accessed by all shareholders of the Fund). Writing "hypothetically," Goldstein instructed those wishing to have their proxies voted in favor of opening the Fund as to how to get their proxies to Goldstein:
          "[I]f someone else was putting forth a
              proposal I favored and not distributing
              proxies to all shdreholders,.  I would either
              (1) contact that person and tell him that I wanted him to send one to my broker (who is the owner of record) to be forwarded to me or
              (2) tell my broker to get me one from that person. In either case, I would follow up with the broker to make sure I got it in time to sign it and return it to the person via my broker who, as the owner of record, is the only one entitled to give a proxy to someone."

          37. On March 23, 1998 at 5:45 p.m., a Chat-Line participant calling himself "Confused and Needing Help" stated that he had received his proxy card from the Fund and "would probably support someone else against management," but that he did not know what to do.
          38.  The next day, March 24, 1998, at 7:30 a.m.,
    Goldstein told "Confused and Needing Help" what to do by explaining that he (Goldstein) had voted Opportunity Partners L.P.'s shares against management via the 800 phone number on the instruction form. He continued with his advice:
          "If one opposes management, voting against them is the next best thing to voting for an insurgent. The worst thing would be to do nothing. If I had tossed out the form and never done anything further, my broker would almost certainly vote our shares for management."

          39. At 12:56 a.m. on March 25, 1998, a participant named "Gwailoll joined the discussion of the Fund. He noted that as of December 31, 1997, Deep Discount Advisors, Inc., Bankgesellschaft Berlin AG, FMR Corp. and Lazard Freres & Co. LLC were the beneficial owners of 14%, 13.97%, 10% and 9.71% respectively, of the Fund's outstanding shares. He then mused that it "[k]ind of reminds" him "of 4 sheep circling around a terrified wolf." Gwailo then "wondered" what the Fund bylaws say concerning shareholder meetings and nominations of board members from the floor.
          40. At 7:29 a.m. on March 25, 1998, Goldstein responded to Gwailo's inquiry about the Fund bylaws. He explained that "the discretionary authority that [the Fund] and most companies include in their proxy is that management may vote the proxies delivered to it on matters that are introduced at the meeting that management is not aware of beforehand." He then suggested a means by which the open-end supporters could deny the Fund management the power to vote proxies it held on an open-end proposal:
          "If, and this is a BIG IF, management is aware a reasonable time before the meeting that a matter, (e.g., a recommendation to open-end) will be introduced by a shareholder at the meeting, it must either notify stockholders before the meeting through a supplementary notice and allow them to vote on the proposal or FORFEIT any discretionary authority, i.e., not vote on the matter.
              Interesting, no.?"

          41. On March 26, 1998 at 6:26 p.m., Goldstein posted a message entitled "How to Give Someone a Proxy". In this message, Goldstein explained what a proxy is and how a shareholder can give his proxy to another. With respect to "owners of record" (as contrasted to those whose shares are held in street name), he instructed:
          "If you are the owner of record, deliver a simple statement to whoever you wish authorizing that person to vote at the meeting as your proxy. Just make sure your name, signature and date is on the statement as well as the name of the company and the number of share you own (on the record date) so that the inspector can verify that you are indeed a stockholder of the company[.]"

    Goldstein closed the posting, "Any questions."
          42. On March 27, 1998 at 5:38 a.m., Goldstein posted a follow-up post script to his March 26 "How to Give Someone a Proxy" message. In this posting he posed a question to himself about whether a proxy delivered by a broker to a third party identifies the beneficial owner. He then answered his own question, stating that he believed it was anonymous.
          43.  On March 27, 1998 at 12:22 p.m., a participant
    named Kafka joined the Chat-Line. In a posting entitled "THE SILVER BULLET", he wrote a page explaining how to send a proxy to Phil Goldstein. He also gave the participants Goldstein's address. He further instructed the participants on what the proxy should say. Clearly aware of the law and SEC rules governing proxy solicitations and of Goldstein's attempts to evade them, Kafka then made a disingenuous attempt to deny that he was acting in concert with Goldstein. Kafka wrote:
          "I am not Phil.  This is 'my' idea.  Until I
              hear otherwise, I am going to assume that
              Phil can handle what I am suggesting.  I
              realize that Phil can not directly solicit
              more than 10 proxies without spending a whole
              lot of money and dealing with a whole lot of
              regulations.  Perhaps it is better for Phil
              if he not comment on this at all . . . . "

    Kafka ended his message by urging everyone to 11(j]oin the revolution."
     c.        Goldstein's March 27 Notice Letter to Management
          44. On March 27, 1998, Goldstein, as-president of defendant Kimball & Winthrop, Inc., the general partner of defendant Opportunity Partners L.P., wrote a letter to the Fund Management. In that letter (the "March 27 Letter to Management"), he advised management that Opportunity Partners L.P. beneficially owns 66,500 shares of the Fund. He stated that at the upcoming shareholders meeting, then scheduled for April 27, 1998, Opportunity Partners L.P. intends to nominate the following persons for election as Class I directors: Phillip Goldstein, Gerald Hellerman, Donald R. Chambers and George W. Karpus. He also informed Management that Opportunity Partners L.P. intends to submit the following proposals:
          "Proposal A:  The Fund's Investment Advisory
              Agreement with Dresdner RCM Global Investors
              LLC shall be terminated.

          "Proposal B: It is recommended that the remaining directors resign.

          "Proposal C: It is recommended that the Fund's stock holders be afforded an opportunity to realize net asset value for their investment in the Fund.

          "Proposal D: I t is recommended that the reasonable expenses incurred by opportunity
              Partners L.P related to the meeting be
              reimbursed by the Fund."

     d.        Olin's March 27 Solicitation Letter to
              Shareholders
          45. On or about March 27, 1998, the same day Goldstein sent his March 27 Letter to management, Ronald Olin of Deep Discount Advisors, Inc. wrote and signed a two-page letter to Shareholders of the Fund in which he solicited proxies on behalf of Goldstein. (the "March 27 Solicitation Letter to Shareholders" or the "March 27 Solicitation Letter"). Olin began the letter by stating that Deep Discount Advisors, Inc. and its clients are the largest shareholder of the Fund with 2,095,350 shares or 15.0% of the Fund.
          46. He proceeded to attack Management and the Fund's performance. He stated that as "passive, institutional investors," the Deep Discount Advisors, Inc. and its clients are "precluded from running directors in opposition, soliciting proxies from other shareholders, or attempting to replace the manager with some better . . . . He continued:
          "Nevertheless, we have decided to take
              action. We are permitted by the securities laws to express our opinions and to inform other shareholders how we intend to vote on important matters affecting the fund."

          47. Olin then proceeded to solicit proxies for Goldstein. In this regard, he wrote:
          "If you have been following the press on closed-end funds over the last year, you know that he is a gentleman named Phillip
              Goldstein who is an outspoken shareholder value advocate. In our opinion, he has impeccable credentials. He believes that closed-end shareholders deserve to receive full value for their investment, and he is prepared to challenge the entrenched managements and Boards who are standing in the way. we intend to call our brokers and direct them to send "open proxies" for all our shares in time for the April 27th annual meeting of Emerging Germany Fund to:

          "Mr.  Phillip Goldstein
          60 Heritage Drive
          Pleasantville, NY 105070"

          48.  Olin then explained the proxy process:
          "This is a simple process. The last proxy given or signed takes precedence. If enough shareholders do this, important resolutions can be passed and shareholder friendly
              Directors can be elected at the meeting.
              Even if normal shareholder apathy prevails, an important message will still have been sent by many of the shareholders."

          49. Olin then denied the obvious -- that he was working with Goldstein and soliciting proxies on Goldstein's behalf. He wrote:
          "We have no arrangement with Mr. Goldstein, and he does not even know we are sending this letter to shareholders. We are not soliciting proxies for him, and each shareholder should do his or her own due diligence before giving anyone, including management, their proxy."

          50.  Olin's March 27 Solicitation Letter to
    Shareholders contained numerous misleading statements and material omissions. For example, the letter falsely stated that Olin and Deep Discount Advisors, Inc. have no arrangement with Goldstein and are not soliciting proxies for Goldstein.
          51.  Olin wrote and signed the March 27 Solicitation
    Letter to Shareholders with every intention of sending it. on information and belief, on April 3, 1998, he delivered copies of the letter to ADP with instructions that ADP mail the letter on April 7, 1998 to all Fund shareholders who hold more than 1,000 shares.
          52.  On information and belief, on April 7, 1998,
    before the mailing, Olin spoke with ADP about his March 27 Shareholder Solicitation Letter. They informed him that they were concerned that the letter might violate several SEC proxy solicitation rules.
          53. Later that same day, at 6:44 p.m., Olin posted a message on the Chat-Line in which he reported on these conversations with Fund representatives. He insisted that his March 27 Shareholder Solicitation Letter would be mailed to all Fund shareholders holding 1000 shares or more.
          54. On the morning of April 8, 1998, however, the Fund issued a press release. The press release stated, among other things, that the Fund would file this action on April 8. Through a posting on the Chat-Line by Lennyb, Olin learned of the Fund's press release just before the March 27 Solicitation Letter was to be mailed by ADP. Realizing that his illegal conduct would be exposed for what it was, and demonstrating his consciousness of wrongdoing, Olin immediately instructed ADP not to mail the March 27 Solicitation Letter.
          55.  On information and belief, the March 27
    Shareholder Solicitation Letter was not mailed.
     e.        Continuing Use of the Chat-Line to Evade the Proxy
              Solicitation Rules
          56. The Chat-Line discussion of how to evade the proxy solicitation rules continued on March 28, 1998. At 8:45 a.m., and without mentioning his March 27 Solicitation Letter, Olin posted a message entitled "Actually, it's a pretty good ideal'. In the message, he gave his support to Kafka's proposal that all in favor of opening the fund send their proxies to Goldstein and suggested that he would do so himself. He wrote:
          "Perhaps Kafka Is idea has some merit . . . .
              Perhaps it is not such a bad idea for
              shareholders to have an alternative to just sitting and taking it. Perhaps my clients and I will send open proxies for 1,126,159 shares to Mr. Goldstein."

          57. Olin's posting of March 28 is false and misleading insofar as it suggests that Goldstein was only then, and at Kafka's suggestion, beginning to consider the idea of sending his own proxy to Goldstein and urging others to do the same. It is clear from his March 27 Solicitation Letter that Olin had not only considered the idea before Kafka's posting, but that he had already formed the intent to promote the idea and had taken steps to that end.
          58. At 4:57 p.m. on March.28, 1998, Goldstein posted a message on the Chat-Line, informing participants that Opportunity Partners L.P. had notified the Fund's Management of its intention to nominate four directors at the upcoming Shareholders Meeting and of its proposals to cause the fund to open. This communication was false and misleading in that it failed to disclose facts material to a shareholder's assessment of the qualifications of the four directors. For instance, it failed to disclose that two of Goldstein's director nominees -- Donald R. Chambers and George W. Karpus -- are affiliated with Karpus Management, another shareholder of the Fund. It also failed to disclose that Karpus Management and Deep Discount Partners were participants with Goldstein on the solicitations. The posting also omitted the most basic information needed for shareholders to assess the wisdom of the proposals.
          59. In Goldstein's 4:57 p.m. posting, he also made an unpersuasive attempt to deny that he had already violated the SEC proxy solicitation and other disclosure rules. Goldstein stated:
          "We are not filing aproxy with the SEC and we intend to solicit proxies from only 10 persons as described in my prior postings.
              Unless a stockholder votes at the meeting himself or gives (or has his broker give) someone else a proxy to be voted at the meeting, his shares will not be voted for our nominees or on these proposals."

    Goldstein closed his posting with a pessimistic assessment of the prospects for success, while taking heart in the low downside risk:
          "I don't know how successful this effort will be but it will be educational to find out(.]
              (I am not very optimistic.) The cost is
              minimal, and the possibility of getting
              entangled in bureaucratic red tape or
              litigation is small so I see little downside
              . . ."

          60. On March 30, 1998 at 2:51 p.m., a participant calling itself WSB posted a message in which WSB confirmed giving his proxy to Goldstein. He wrote: 111Mly broker has already contacted Phil to provide him with a proxy covering my FRG shares. All it took was a two minute phone conversation and follow-up fax."
          61. On April 7, 1998, at 6:34 p.m., 11FRG Shareholder" posted a message entitled 11FRG Proxy in Hand, What-do I do now?" He stated: "I own 2,000 shares in street name. I want NAV (Net Asset Value] ASAP. I just got my proxy and Notice of Annual Meeting of Stockholders in the mail. Exactly what do I do now?"
          62. On April 7, 1998, at 6:51 p.m., Olin posted a response to the "FRG Proxy In Hand, What do I do now?" posting. He advised FRG Shareholder that when FRG Shareholder gets Olin's March 27 Proxy Solicitation Letter FRG Shareholder "will see what we plan to do. After you do your own due diligence, you might be surprised at the options available to you."
                      FIRST CLAIM FOR RELIEF
                    (VIOLATION OF SECTION 14(a)
                  OF THE 1934 ACT AND SEC RULES
                  14a-3 through 14a-6 THEREUNDER)

                     (AGAINST ALL DEFENDANTS)

          63. The Fund repeats and realleges the allegations set forth in paragraphs 1 through 62 above as if fully set forth herein.
          64. By the conduct alleged above, as well as other conduct, defendants solicited and permitted the use of their names to solicit proxies, consents and authorizations in respect of the Fund shares, in particular, proxies, consents and ,authorizations for Opportunity Partners L.P. to vote on behalf of other shareholders in favor of Opportunity Partners L.P.'s slate of directors and proposals set forth in the March 27 Letter to Management.
          65. By the conduct alleged above, as well as other conduct, defendants furnished communications to shareholders of the Fund under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.
          66. Defendants did so by means of the Internet and the mails, both of which are instrumentalities of interstate commerce.
          67. As a result thereof, and without the benefit of any exemptions from compliance with the proxy provisions, defendants have acted and continue to act in violation of section 14(a) of the 1934 Act and SEC Rule 14a-l(f) and (1) by, among other things: (1) failing to file a preliminary or definitive proxy statement with the SEC in violation of Rule 14a-6, and (2) failing to furnish to all solicited persons a copy of the proxy statement in violation of Rules 14a-3.
          68. As a result thereof, there has been and continues to be irreparable injury in that the shareholders of the Fund have not received full and accurate information about the defendants, their proposed slate of directors and their proposals set forth in the March 27 Letter to Management.
                      SECOND CLAIM FOR RELIEF

                (VIOLATION OF SECTION 13(d) OF THE
                1934 ACT AND SEC RULES THEREUNDER)

                     (AGAINST ALL DEFENDANTS)
          69. The Fund repeats and realleges the allegations set forth in paragraphs 1 through 68 above as if fully set forth herein.
          70. Since at least March 6, 1998, Opportunity Partners L.P. has been the beneficial owner of 66,500 shares of the Fund common stock.
          71.  At all relevant times Deep Discount Advisors, Inc.
    and its clients owned over 2 million shares or over 15% of the Fund's common stock.
          72. Opportunity Partners L.P., Deep Discount Advisors, its clients, and certain other persons whose representatives participated in the Chat-Line, agreed to act together and acted together for the purpose of acquiring, holding, voting and disposing of securities of the Fund, and thus, pursuant to section 13(d)(1) of the 1934 Act and SEC Rule 13d-5(b)(1) thereunder, are a "group" (the "Section 13(d)(1) Group") deemed to have acquired beneficial ownership of all securities of the Fund beneficially owned by any such persons.
          73. The Section 13(d)(1) Group is the beneficial owner of more than five per cent of the common shares of the Fund.
          74. The Section 13(d)(1) Group has not, as required, filed a Schedule 13(d) with the SEC, sent such a Schedule to the Fund or sent such a Schedule to the New York Stock Exchange concerning its position in the Fund securities and other matters, in violation of Section 13(d)(1) of-the 1934 Act and SEC rules thereunder.
          75. As a result thereof, there has been and continues to be irreparable injury in that the shareholders of the Fund have not received full and accurate information about the Section 13(d)(1) Group, such as the background, identity, residence and citizenship of the Section 13(d)(1) Group and its members, the source of the funds used in making the purchases, and any contracts, arrangements, or understandings with any person with respect to any securities of the Fund.
                      THIRD CLAIM FOR RELIEF

                (VIOLATION OF SECTION 14(a) OF THE
              1934 ACT AND SEC RULE 14a-9 THEREUNDER)

                  (AGAINST DEFENDANTS GOLDSTEIN,
                  OPPORTUNITY PARTNERS L.P. AND
                     KIMBALL & WINTHROP, INC.)

          76. The Fund repeats and realleges the allegations set forth in paragraphs 1 through 75 above as if fully set forth herein.
          77. Through their postings on the Chat-Line set forth above, and in particular Goldstein's two March 28, 1998 postings, as well as other conduct, defendants Goldstein, Opportunity Partners L.P. and Kimball & Winthrop, Inc. made solicitations of proxies by mean's of communications containing statements which are false and misleading with respect to material facts and which omit to state material facts necessary in order to make the statements therein not false and misleading.
          78. Defendants did so by means of the Internet and the mails, both of which are instrumentalities of interstate commerce.
          79. Defendants made the communications referred to above with the intent to deceive and defraud the Fund's shareholders and management.
          80. As a result thereof, and without the benefit of any exemptions from compliance with the proxy provisions, defendants have acted and continue to act in violation of section 14(a) of the 1934 Act and SEC Rule 14a-9 by, among other things, sending false and misleading solicitations to shareholders.
          81. As a result thereof, there has been and continues to be irreparable injury in that the shareholders of the Fund have received false, misleading and incomplete information about defendants, their nominees for the four directorships and their proposals.
                      FOURTH CLAIM FOR RELIEF

             (VIOLATION OF SECTION 20 OF THE 1934 ACT)
              (AGAINST DEFENDANTS GOLDSTEIN AND OLIN)

          82. The Fund repeats and realleges the allegations set forth in paragraphs 1 through 81 above as if fully set forth herein.
          83.  At all times relevant to the claims asserted
    herein, Goldstein was a controlling person of Opportunity Partners L.P. and Kimball & Winthrop, Inc. within the meaning of the 1934 Act.
          84.  At all times relevant to the claims asserted
    herein, Olin was a controlling person of Deep Discount Advisors, Inc. within the meaning of Section 20 of the 1934 Act.
          85.  Goldstein is liable for the violations of
    Opportunity Partners, Inc. and Kimball & Winthrop, Inc. as alleged herein pursuant to Section 20 of the 1934 Act and principles of respondeat superior.
          86. Olin is liable for the violations of Deep Discount Advisors, Inc. as alleged herein pursuant to Section 20 of the 1934 Act and principles of respondeat superior.
          87. Plaintiff is entitled to the same relief from Goldstein and Olin as it seeks from the defendants which they control.
                         PRAYER FOR RELIEF
     WHEREFORE, the Fund respectfully prays that the Court enter a judgment:
     (1) enjoining defendants and any one acting in concert with them (including, but not limited to, any other members of the
    Section 13(d)(1) Group) from:
          (a) putting forth at any shareholder meeting the proposals set forth in the March 27, 1998 Letter to Management until they have complied with Sections 13(d) and 14(a) of the 1934 Act and all rules and regulations thereunder;
          (b)  voting their shares and any proxies they hold at
    any shareholder meeting until they have complied with Sections 13(d) and 14(a) of the 1934 Act and all rules and regulations thereunder; and
          (c) soliciting proxies until they have complied with Sections 13(d) and 14(a) of the 1934 Act and all rules and regulations thereunder;
     (2)  compelling defendants and any one acting in concert
    with them (including, but not limited to, any other members of the Section 13(d)(1) Group) to make corrective disclosure of their public statements concerning the Fund; and
     (3) awarding the Fund the costs and disbursements of this action and reasonable attorneys, fees.
    Dated:     New York, New York
     April 8, 1998

                              SHAW PITTMAN POTTS & TROWBRIDGE


                              By:
                                   Kenneth A. Caruso (KC-7769)
                                   A Member of the Firm
                              1675 Broadway
                              New York, New York 10019
                              (212) 603-6800
                              Attorneys for Plaintiff
                                   Emerging Germany Fund, Inc.

    Of Counsel:     Kenneth A. Caruso
          Charles J. Landy
          Robert Y. Lewis
          Seth Waxman